SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   March 30, 2009

EWORLD INTERACTIVE, INC.
(Exact name of registrant as specified in its charter)

Florida	333-130707	65-0855736
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1088 South Pudong Road, Suite 1202, Shanghai, China 200120
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (021) 6888 0708

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations
Item 1.01. Entry into a Material Definitive Agreement.

Stock Purchase Agreement
Effective March 30, 2009 (this "Agreement") Eworld Interactive, Inc., (the "Seller" or "EWIN") entered into a Stock Purchase Agreement with Blue Atelier, Inc., a Nevada corporation (the "Buyer").

Pursuant to the Agreement, the Buyer will acquire twenty five million (25,000,000) newly authorized and issued shares of EWIN Common Stock, to be issued after the Seller executes a forty (40) to one (1) reverse split of the presently issued and outstanding EWIN Common Stock; in exchange for Two Hundred Fifty Thousand Dollars ($250,000). These newly issued common shares shall equal not less than (70%) percent of all of the issued and outstanding shares of Common Stock at the closing of the Transaction.

The Seller shall resolve the outstanding debt with the creditors to a residual amount not to exceed $100,000. The Seller may use post reverse split common equity to settle the obligations at closing, provided that those new issuances in aggregate are less than 20% of the total issued and outstanding equity upon closing.

The agreement also provides that the Buyer shall make available, a non-interest bearing loan of up to Two Hundred Fifty Thousand Dollars ($250,000) to the Company prior to closing. The Seller shall use the proceeds exclusively for costs and fees required to maintain the full reporting status of EWIN and quotation of its common stock on the OTC.BB. The cash advances shall also be used to complete the tasks required to complete the transaction or other purposes expressly approved by the Buyer. The Seller further agrees to pledge Ten Million (10,000,000) pre-reverse split common shares of EWIN as collateral to secure any and all advances made prior to closing. In the event that the Seller is unable or chooses not to or has not completed tasks required to complete the transaction within 90 days (with the exception of any delays caused by regulatory agencies), the associated equity collateral shall be forfeit in proportion to the advances toward the maximum loan amount and the balance outstanding shall become an obligation due on demand and accruing interest at a rate of 10% per year.

Blue Atelier, Inc. in August of 2008, had purchased Mojo Media Works, Limited (Mojo) from EWIN for the return and cancellation of four million, and thirty thousand (4,030,000) Common shares and an additional cash amount of $411,967 payable on an "earn out" basis, to be paid from profits generated by MOJO, as of the date of this report the full cash amount remains outstanding and all shares have been returned.

Mr. Frank O'Donnell was a former director of Eworld and had received 1,400,000 common shares in the original purchase of Mojo by Eworld in May of 2007.
Mr. O'Donnell is the current President of Blue Atelier, Inc.

 No other material relationships currently exist between Eworld and Blue Atelier, Inc. or any of their respective officers, directors or other affiliates.

Section 4 - Matters Related to Accountants and Financial Statements
Item 4.01. Change in Registrant's Certifying Accountant.

Dismissal of Independent Accountants

Effective as of March 30, 2009 (the "Effective Date"), Weaver & Martin, LLC ("W&M") was dismissed as the independent registered public accounting firm of Eworld Interactive, Inc. hereinafter, the "Registrant".

W&M's report on the Registrant's financial statements for the past two (2) fiscal years, as well as the subsequent interim period through the Effective Date, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to uncertainty, audit scope, or accounting principles, with the exception that a qualified opinion expressing assumptions that the company would continue as a "Going Concern" has been issued in each of the past two years"

The dismissal of the independent registered public accountants was approved by the Registrant's Board of Directors effective as of the Effective Date.

During the Registrant's most recent two (2) fiscal years, as well as the subsequent interim period through the Effective Date, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

During the Registrant's most recent two (2) fiscal years, as well as the subsequent interim period through the Effective Date, W&M did not advise the Registrant of any of the matters identified in Item 304(a)(1)(v)(A) - (D) of Regulation S-K.

The Registrant has requested W&M to furnish a letter addressed to the SEC stating whether it agrees with the statements made by the Registrant and, if not, stating the respects in which it does not agree. A copy of the letter is attached hereto as Exhibit 16.1.

Appointment of New Independent Accountants

Effective as of the Effective Date, the Board of Directors of the Registrant approved the engagement of Shanghai Perfect C.P.A. Partnership ("SP") as its independent registered public accounting firm to audit the Registrant's financial statements. The Registrant did not consult SP on any matters described in Item 304(a)(2) of Regulation S-K during the Registrant's two (2) most recent fiscal years or any subsequent interim period prior to engaging SP.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

Exhibits

Eworld Interactive, Inc. includes herewith the following exhibits:

10.1   Stock Purchase Agreement – Between Eworld Interactive, Inc., and Blue Atelier, Inc., March 30, 2009

16.1   Auditor Letter – RE: Eworld Interactive, Inc. - Weaver & Martin, LLC - April 2, 2009


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EWORLD INTERACTIVE, INC.

By: s\ Guy Peckham
Name: Guy Peckham
Title: President

Dated: April 2, 2009